*KH 5/5



SECUR 12060857 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
APR 30 2012

SEC FILE NUMBER
8-27533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/2011 (MM/DD/YY) AND ENDING 02/29/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baron Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue
(No. and Street)

New York	NY	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Baron (212) 583 - 2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 5/5

OATH OR AFFIRMATION

I, Ronald Baron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baron Capital, Inc., as of February 29, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman and CEO

Title



Notary Public


KRISTINE TREGLIA
NOTARY PUBLIC STATE OF NEW YORK
RICHMOND COUNTY
LIC. #02TR6165392
COMMISSION EXPIRES MAY 7, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

BARON CAPITAL, INC.

(a wholly owned subsidiary of Baron Capital Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 29, 2012

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Baron Capital, Inc.

We have audited the accompanying statement of financial condition of Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc., as of February 29, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Baron Capital, Inc. as of February 29, 2012, in conformity with accounting principles generally accepted in the United States of America.



New York, New York
April 24, 2012

BARON CAPITAL, INC.

Statement of Financial Condition
February 29, 2012

ASSETS	
Cash and cash equivalents	$ 16,825,997
Other assets	48,560
	$ 16,874,557
LIABILITIES	
Accrued expenses and other liabilities	$ 5,240,251
Due to affiliate	5,048,985
Current taxes payable	59,250
	10,348,486
Commitments	
STOCKHOLDER'S EQUITY	
Common stock - $1.00 par value; 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	3,100,065
Retained earnings	3,425,906
	6,526,071
	$ 16,874,557

See notes to statement of financial condition

NOTE A - THE COMPANY

Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc. ("BCG"), is a registered broker-dealer and the distributor of the shares of eleven affiliated regulated investment companies operating pursuant to Rule 12b-1 under the Investment Company Act of 1940.

The Company is a member of affiliated entities under common control from which it derives 100% of its revenue. The Company shares office, administrative and occupancy expenses with BCG and two affiliated corporations, BAMCO, Inc. ("BAMCO") and Baron Capital Management, Inc. ("BCM"). BAMCO and BCM are registered investment advisers under the Investment Advisers Act of 1940. The Company recognizes its share of such expenses based on a pro rata allocation of these costs. These expenses are apportioned by a formula determined by management. The expenses and the operating results may not be indicative of what the results of operations would have been if the Company were a stand-alone entity and these differences could be material. The amount due to affiliate as of February 29, 2012 represents an intercompany payable. BAMCO is the lessee for the office space shared by the Company and its affiliates subject to two lease agreements expiring on December 31, 2023.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

[2] Revenue recognition:

The Company receives distribution fees from affiliated regulated investment companies that are calculated as a percentage of daily average net assets and are paid on a monthly basis. The Company recognizes this revenue in the period earned.

[3] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE C - INCOME TAXES

The Company is subject to federal, state and local taxes. At February 29, 2012, the Company had no deferred tax assets or liabilities.

The accounts of the Company, BCG, BAMCO and BCM are included in consolidated federal, state and local income tax returns in most jurisdictions. The Company computes its tax expense as if it were a separate entity. The consolidated group is no longer subject to U.S. federal income tax examinations by tax authorities for years ended prior to February 28, 2009.

The Company has not recognized in this financial statement any interest or penalties related to income taxes and has no material unrecognized tax benefits.

NOTE D - CONCENTRATION OF CREDIT RISK

Included in accrued expenses and other liabilities are $5,200,000 of distribution fees due to various outside vendors.

NOTE E - PROFIT-SHARING PLAN

The Company maintains a defined contribution profit-sharing plan. All employees who have completed one thousand hours of service within the fiscal year, are employed by the Company on the last day of the plan year and have attained 21 years of age are eligible to participate. Plan contributions are based on the compensation of the participant. The contribution percentage is determined at the discretion of senior management. Participants in the plan become fully vested upon obtaining eligibility status.

NOTE F - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 29, 2012, the Company had net capital of $6,477,511, which is $5,787,612 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.60 to 1.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)(1).

NOTE G - RELATED PARTY TRANSACTIONS

The Company acts as the distributor of the shares of eleven affiliated regulated investment companies. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company received distribution fees of $29,779,789, which partially offset $54,914,377 of direct and allocated mutual fund selling expenses.

BAMCO reimbursed the Company $30,200,000 for the excess selling expenses and other general, administrative and occupancy expenses of the Company.